Press Rele[illegible]

06010416

!nBev

InBev nv/sa

Brussels, December 27, 2005 - 1/2

New leadership for InBev

The board of directors of InBev (Euronext: INB) announced today that they had approved a new leadership team to continue and accelerate the progress made in 2005 in implementing the InBev long term strategic plan. Pierre Jean Everaert, who has been the chairman for six years, will become Honorary Chairman in May 2006, when his current mandate expires. He will be succeeded by Peter Harf who has been an independent board member since 2002. John Brock whose three year contract has ended will be succeeded, effective immediately, by Carlos Brito the current Zone President for North America.

The board has also promoted Stéfan Descheemaeker to run Western Europe succeeding Stewart Gilliland who has left the company. The successors to Brito and Stéfan will be announced shortly. The board has decided to continue the Convergence Committee, which will be composed of Marcel Telles, Peter Harf, Carlos Brito and Stéfan Descheemaeker.

Pierre Jean Everaert said "I started on the Interbrew board in 1997 and have been chairman since 2000. When I started Interbrew was ranked 17th in the world by global beer volume. Today InBev is the biggest brewer by volume and well on its way to become the best. On behalf of the board I am delighted to have Carlos Brito lead the company forward in the coming years. We are fortunate to have an executive with Brito's broad operating and corporate experience to lead InBev. Brito exemplifies the culture and the values of InBev. I am also delighted to turn over the chair of this powerhouse to Peter Harf and the new team. I have known Peter for many years and know he will help carry InBev to new strengths"

Carlos Brito said "I am very proud to be a part of this winning InBev team. This management team has proven what we can do in 2005. We expect to deliver even more in 2006 and beyond. I am committed to lead this group of talented and passionate people to over-achieve and to deliver on our dream to go from biggest to best. I am also committed to live our culture day in and day out. This is my pledge."

Chairman Pierre Jean Everaert will host two conference calls for media to comment on the announced decisions. Media can dial-in at 9 a.m. CET or 3 p.m. CET. Dial-in details: +44 87 08 50 88 39 - pin code: 46 47 107#

The French translation of this press release will follow in the course of the day.

Press Release

InBev nv/sa

Brussels, December 27, 2005 - 2/2

About InBev

InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted acquisitions, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, Brahma®, Beck's®, Skol® - the third-largest selling beer brand in the world - Leffe®, Hoegaarden®, Staropramen® and Bass®. InBev employs some 77,000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2004, InBev realized revenue of 8.57 billion euro (including four months of AmBev). For further information visit www.inbev.com

For further information

Marianne Amssoms
Corporate Media Relations Director
Tel +32-16-27-67-11
marianne.amssoms@inbev.com

Philip Ludwig
Investor Relations Manager
Tel +32-16-27-62-43
philip.ludwig@inbev.com